United States Lime & Minerals, Inc.
5429 LBJ Freeway, Suite 230
Dallas, TX 75240
July 10, 2007
Mr. Kevin Stertzel
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	United States Lime & Minerals, Inc.
10-K for Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 0-04197
Dear Mr. Stertzel,
          As discussed with you in a telephone conversation this morning, United States Lime & Minerals, Inc. confirms the granting of an extension of time to July 27, 2007, in which to respond to the comments in the Staff’s letter of June 26, 2007. The additional time is required primarily due to vacation scheduling and coordination with our outside counsel and independent auditors.
Respectfully submitted,
/s/ M. Michael Owens